April 29, 2011

Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC  20549

Re:	Ener1, Inc.
Registration Statement on Form S-3
Amended March 25, 2011 and April 13, 2011
File No. 333-172169

Dear Mr. Mancuso:

Ener1, Inc. is pleased to respond to your letter dated April 19, 2011. Please see the following restatement of the comments described in the letter and our responses thereto.

The Company, page 3

1.
Please reconcile your statement on page 3 that suggests that you have not yet sold products to Volvo with your response to prior comment 1 that you received revenue from Volvo and your disclosure on page 15 that Volvo is an existing customer.  Also:

•
Given the portion of your revenue derived from Volvo and the issue in your risk factors regarding Volvo, it is unclear why you believe highlighting Volvo in your prospectus summary would not result in investors drawing inaccurate conclusions regarding your business.  Therefore, it continues to be unclear why your reference to Volvo in your prospectus summary is appropriate.  Please revise.

•	Please revise the first risk factor on page 15 to disclose the portion of your business derived from the customer you name.
•
Please tell us where you disclose the portion of your revenue derived from the transportation market as mentioned in your response to prior comment 1 and why you believe that it is appropriate to highlight that market as prominently as you do in your prospectus summary given its relative contribution to your business.

Response:            Consistent with our discussions with the Staff regarding this comment, we have revised our prospectus to remove the references to Volvo on pages 3 and 15.

Incorporation by Reference, page 26

2.	Please update this section to specifically incorporate by reference each filing required to be identified by Item 12(a)(2) of Form S-3. We note your Form 8-K filed April 14, 2011.

Response:            We have updated the Incorporation by Reference section of the prospectus to specifically incorporate by reference each filing required to be identified by Item 12(a)(2) of Form S-3, including our Form 8-K filed on April 14, 2011.

Exhibits 23.1, 23.2, and 23.3

3.	Please include updated consents from your independent auditors with your next amendment.

Response:             We have included updated consents from our independent auditors as Exhibits 23.1, 23.2 and 23.3, respectively, to the Registration Statement.

In responding to the Staff’s comments on the Registration Statement, we acknowledge our understanding that the company and its management are responsible for the accuracy and adequacy of the disclosures we have made. When we request acceleration of the Registration Statement, we will provide a written statement acknowledging the points referenced in your letter.

We would be pleased to discuss the foregoing response to the extent you require clarification or additional information. Please feel free to contact me at (212) 920-3500 ext. 104 or, in my absence, Robert Mazzeo or David Song of Mazzeo Song & Bradham LLP at (212) 599-0700.

Sincerely,

Nicholas Brunero
Vice President and General Counsel
Ener1, Inc.